1001 MCKINNEY

18th FLOOR

HOUSTON, TEXAS 77002

FRANKLIN, CARDWELL & JONES

713.222.6025  TELEPHONE

A PROFESSIONAL CORPORATION

713.222.0938  FACSIMILE

INTERNET:

http://www.fcj.com

January 24, 2006

United States Securities and Exchange Commission

Attn: Mr. Derek B. Swanson

Division of Corporate Finance

100 F Street N.E.

Mail Stop 3561

Washington, D.C.  20549

Re: Z Yachts, Inc. Registration Statement on Form SB-2 (File No. 333-127597)

Dear Mr. Swanson:

Pursuant to your telephone request, we are filing with this letter a Pre-effective Amendment No. 3 (“Amendment No. 3”) to the above referenced Registration Statement on Form SB-2 (“the “Registration Statement”), together with a marked copy showing changes in Amendment No. 3 on behalf of Z Yachts, Inc. (the “Company”) to add the undertaking required by Item 512(g) of Regulation S-B.  For the convenience of the staff I have forwarded a copy of this letter and the marked copy of Amendment No. 3 to you via e-mail.

We acknowledge that the Company is responsible for the accuracy and adequacy of the disclosures in Amendment No. 3.  Please contact the undersigned at (713) 222-6025 if you have any questions regarding the Company’s responses to your comments.

Very truly yours

FRANKLIN, CARDWELL & JONES

/s/ Lawrence E. Wilson

Lawrence E. Wilson

Enclosure

cc:

Z Yachts, Inc.

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